Exhibit 99.1

SAP®

Aktiengesellschaft
Systeme, Anwendungen, Produkte in
der Datenverarbeitung of
Walldorf, Germany

Securities Identification Number (Wertpapier-Kenn-Nr.): 716 460
ISIN: DE 000 7 164 600

The shareholders in our Company are hereby invited to attend the seventeenth annual general meeting of shareholders at

Rosengarten Congress Center,
Rosengartenplatz 2,
68161 Mannheim, Germany,
Thursday, May 6, 2004, at 10:00 a.m.

Contents

1.	Presentation of the adopted annual financial statements, the approved consolidated annual financial statements, the summary management report and consolidated management report and the Supervisory Board’s report for the fiscal year 2003	page	6
2.	Resolution on the appropriation of the retained earnings of the fiscal year 2003	page	6
3.	Resolution on the formal approval of the acts of the Executive Board in the fiscal year 2003	page	6
4.	Resolution on the formal approval of the acts of the Supervisory Board in the fiscal year 2003	page	7
5.	Appointment of the auditor of the financial statements and consolidated financial statements for the fiscal year 2004	page	7
6.	Resolution on adjustments to Section 4 of the Articles of Association	page	7
7.	Resolution on the authorization to acquire and use treasury shares	page	8
8.	Resolution on the authorization to use equity derivatives in connection with the acquisition of treasury shares	page	13
Reports of the Executive Board concerning Agenda Items 7 and 8		page	16

AGENDA

1.	Presentation of the adopted annual financial statements, the approved consolidated annual financial statements, the summary management report and consolidated management report and the Supervisory Board’s report for the fiscal year 2003

These documents are available for inspection at the offices of SAP AG, Neurottstraße 16, 69190 Walldorf, Germany, and can be viewed on the Internet at www.sap.de/hauptversammlung. They are also available for inspection at the general meeting of shareholders. A copy of the aforementioned documents will be sent to any shareholder upon request without delay and free of charge.

2.	Resolution on the appropriation of the retained earnings of the fiscal year 2003

The Executive Board and the Supervisory Board propose that the reported retained earnings in the amount of € 949,879,281.43 be appropriated as follows:

–	payment of a dividend in the amount of € 0,80 per no-par value share carrying dividend rights;

–	carry-forward of the remainder to new account.

Under this dividend proposal, based on a capital stock carrying dividend rights as at the date of the adoption of the annual financial statements (March 17, 2004) in the amount of € 311,063,266, a dividend amount of € 248,850,612.80 would be attributable to such capital stock, and an amount of € 701,028,668.63 would be attributable to the profit carried forward. These figures, due to a reduction in the holding of treasury shares, deviate from the figures reported in the annual financial statements which were based on the holding as at December 31, 2003. The final figures will depend on the holding of treasury shares as at May 6, 2004.

The dividend will be distributed on or after May 7, 2004.

3.	Resolution on the formal approval of the acts of the Executive Board in the fiscal year 2003

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board be formally approved.

4.	Resolution on the formal approval of the acts of the Supervisory Board in the fiscal year 2003

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board be formally approved.

5.	Appointment of the auditor of the financial statements and consolidated financial statements for the fiscal year 2004

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft of Frankfurt am Main/Berlin, Germany, be appointed auditor of the financial statements and consolidated financial statements for the fiscal year 2004.

6.	Resolution on adjustments to Section 4 of the Articles of Association

After the exercise of conversion rights issued under the 1994/2004 convertible bonds and after the exercise of option rights issued under the SAP AG 2000 Long Term Incentive Plan, the capital stock of the Company, through the issuance of new shares, increased to € 315,413,553 as at December 31, 2003. Contingent Capital IIa and Contingent Capital IIIa were reduced in the same amount. It is proposed that the amount of the capital stock stated in Section 4 (1) of the Articles of Association as well as the amount of Contingent Capital IIa stated in Section 4 (5) of the Articles of Association and of Contingent Capital IIIa in Section 4 (7) of the Articles of Association be adjusted accordingly.

Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

a)	Section 4 (1) of the Articles of Association (Capital Stock) is amended to read as follows:

“The Company’s capital stock amounts to € 315,413,553 and is divided into 315,413,553 no-par value ordinary shares.”

b)	Section 4 (5) sentence 1 of the Articles of Association (Contingent Capital IIa) is amended to read as follows:

“The capital stock is subject to a contingent increase by up to € 452,730, divided into up to 452,730 no-par value ordinary voting shares in the form of individual shares (Contingent Capital IIa).”

c)	Section 4 (7) sentence 1 of the Articles of Association (Contingent Capital IIIa) is amended to read as follows:

“The capital stock is subject to a further contingent increase by € 11,385,386 by issuing up to 11,385,386 no-par value ordinary voting bearer shares (Contingent Capital IIIa).”

7.	Resolution on the authorization to acquire and use treasury shares

By March 17, 2004 (date of the adoption of the annual financial statements), the authorization granted by the general meeting of shareholders of May 9, 2003 regarding the acquisition of treasury shares was exercised by way of the acquisition of 270,864 treasury shares. Following said acquisition, the Company, as at March 17, 2004, held 4,422,151 treasury shares. Since the authorization granted on May 9, 2003 will expire on October 31, 2004, it is proposed that, to the extent not yet exercised, it be revoked and replaced by a new authorization.

Therefore, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

a)	The authorization granted on May 9, 2003 concerning the acquisition of treasury shares, to the extent not yet exercised, is revoked with effect as of the close of the general meeting of shareholders of May 6, 2004 and is replaced by the following authorization concerning the acquisition of treasury shares:

The Executive Board is authorized to acquire, on or before October 31, 2005, up to 30 million shares in the Company subject to the proviso that the shares to be purchased by virtue of this authorization, together with any other shares already acquired and held by the Company, do not account for more than 10% of the Company’s capital stock. This authorization may be exercised in whole or in part. For the term of the authorization, the acquisition may be effected in partial tranches at different acquisition dates up to the maximum acquisition volume. The acquisition may also be effected by any dependent group company of SAP AG within the meaning of Section 17 of the German Stock Corporation Act (Aktiengesetz; “AktG”) or by any third party on behalf of such dependent group company or SAP AG.

b)	The acquisition is subject to the maintenance of the principle of equal treatment (Gleichbehandlungsgrundsatz) within the meaning of Section 53 a AktG and will be effected on the stock exchange, by way of a public purchase offer to all shareholders or by way of a public offer to exchange the SAP shares for shares in a listed company within the meaning of Section 3 (2) AktG.

aa)	In the event that the acquisition is effected on the stock exchange, the purchase price for the acquisition of one share (exclusive of any ancillary costs) may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the preceding three trading days, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof) by more than 10% or fall below said price by more than 20%.

bb)	In the event that the acquisition is effected by way of a public purchase offer to all shareholders, the offering price per share (exclusive of any ancillary costs) may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange between the ninth and fifth trading day prior to the launching of the public purchase offer, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the public purchase offer by no more than 20% or fall below said price by more than 20%. In the event that the offer is oversubscribed, the shares will be prorated. Orders pertaining to limited numbers of shares (up to 100 shares per shareholder) may be given preferential treatment.

cc)	In the event that the acquisition is effected by way of a public offer to all shareholders to exchange SAP shares for shares in another listed company within the meaning of Section 3 (2) AktG, the exchange price, in the form of one or several shares in such company and fractional amounts, including cash compensation in respect of any fractional shares (exclusive of any ancillary costs), may not exceed the relevant value of the SAP share by more than 20% or fall below said price by more than 20%.

For calculation purposes, the value of one SAP share and one share in the respective other company is in each case the average stock exchange price of the share between the ninth and fifth trading day prior to the launching of the public purchase offer, calculated on the basis of the arithmetic mean of the closing auction prices of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the public purchase offer. In the event that the share in the respective company is not traded in the XETRA trading system of the Frankfurt Stock Exchange, the closing prices quoted on the stock exchange having the highest average trading volume in respect of the shares in said company in the course of the preceding calendar year shall prevail.

The exchange offer may provide for additional terms and conditions. In the event that the offer is oversubscribed, the shares will be prorated. Orders pertaining to limited numbers of shares (up to 100 shares per shareholder) may be given preferential treatment.

c)	The Executive Board is authorized to resell on the stock exchange any treasury shares acquired by virtue of the aforementioned authorization in compliance with the principle of equal treatment within the meaning of Section 53 a AktG.

d)	The Executive Board is authorized to offer treasury shares acquired by virtue of the aforementioned authorization to the shareholders by way of a public offer to all shareholders by maintaining the shareholders’ subscription rights and in compliance with the principle of equal treat- ment within the meaning of Section 53 a AktG.

e)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to sell treasury shares acquired by virtue of the aforementioned authorization other than on the stock exchange or by way of a public purchase offer to all shareholders, provided that the shares are sold against payment in cash at a price which is not substantially below the stock exchange price of the Company’s share during the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share on the Frankfurt Stock Exchange in the XETRA trading system (or any successor system thereof); in this event, the aggregate number of the shares to be sold, together with the new shares issued by excluding the shareholders’ subscription rights pursuant to Section 186 (3) sentence 4 AktG, may not exceed the lower of 10% of the Company’s capital stock as at the time of adoption of the resolution by the general meeting of May 6, 2004 or 10% of the Company’s capital stock as at the time of the disposal of the shares. In addition, for the purposes of calculating the 10% threshold, that pro rata amount of the capital stock shall be deducted to which option and/or conversion rights or obligations relate that exist under bonds issued since the granting of this authorization subject to the exclusion of the share- holders’ subscription rights and applying Section 186 (3) sentence 4 AktG mutatis mutandis.

f)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to grant treasury shares acquired by virtue of the aforementioned authorization to third parties in connection with the acquisition of enterprises or any parts thereof or interests therein as consideration for the contribution of enterprises or any parts thereof or interests therein.

g)	The Executive Board is authorized to redeem treasury shares acquired by virtue of the aforementioned authorization without such redemption or the implementation thereof requiring a further resolution of the general meeting of shareholders. Said redemption will lead to a capital reduction. In derogation of the above, the Executive Board may resolve that the capital stock remain unaffected by such redemption and that the redemption of shares instead lead to an increase in the pro rata amount of the capital stock attributable to the remaining shares pursuant to Section 8 (3) AktG. In such event, the Executive Board is authorized to adjust the number determined in the Articles of Association.

h)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to use treasury shares acquired by virtue of the aforementioned authorization for the purpose of servicing subscription rights under the SAP 2002 Stock Option Plan by virtue of the authorization of the general meeting of shareholders of May 3, 2002 and to transfer such shares to the respective beneficiaries in accordance with the resolution adopted by the general meeting of shareholders of May 3, 2002 in respect of Agenda Item 11. In this context, the pro rata portion of the capital stock which is attributable to the treasury shares transferred by virtue of said authorization, plus any treasury shares already transferred by virtue of the authorization set out in subsection i) below and plus any shares issued since the granting of this authorization by virtue of the authorization granted by the general meeting of shareholders of May 3, 2002 pursuant to the resolution adopted in respect of Agenda Item 12 concerning the increase in the capital stock against contribution in cash (Authorized Capital III) and plus any treasury shares issued since the granting of this authorization by virtue of any subscription rights within the meaning of Section 192 (2) no. 3 AktG, may not account for more than 10% of the capital stock as at the time of adoption of the resolution by the general meeting of shareholders of May 6, 2004. Where such treasury shares are to be transferred to beneficiaries who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board. The authorizing resolution on the establishment of the SAP 2002 Stock Option Plan adopted by the general meeting of shareholders of May 3, 2002 is available for inspection at the commercial register of Heidelberg as part of the notarial record of said general meeting of shareholders. It is also available for inspection at the offices of SAP AG at Neurottstraße 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.de/hauptversammlung. It will further be available for inspection at the general meeting of share-

holders. A copy will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP 2002 Stock Option Plan are further set out in the invitation to the annual general meeting of shareholders of May 3, 2002, which was published in the German Federal Bulletin (Bundesanzeiger) dated March 22, 2002.

i)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to also use treasury shares acquired by virtue of the aforementioned authorization for the purpose of servicing conversion rights under any convertible bonds or subscription rights under any stock options issued under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization of the general meeting of shareholders of January 18, 2000, supplemented and adjusted by the resolutions adopted by the general meeting of shareholders of May 3, 2001, and to transfer such treasury shares to the respective beneficiaries of the conversion or subscription rights in accordance with the terms and conditions determined in the above-mentioned resolutions passed by the general meeting of shareholders. In this context, the pro rata portion of the capital stock which is attributable to the treasury shares already transferred by virtue of said authorization plus any treasury shares already transferred by virtue of the authorization set out in subsection h) above and plus any shares issued since the granting of this authorization by virtue of the authorization granted by the general meeting of shareholders of May 3, 2002 pursuant to the resolution adopted in respect of Agenda Item 12 concerning the increase in the capital stock against contribution in cash (Authorized Capital III) and plus any treasury shares issued since the granting of this authorization by virtue of any subscription rights within the meaning of Section 192 (2) no. 3 AktG may not account for more than 10% of the capital stock as at the time of adoption of the resolution by the general meeting of shareholders of May 6, 2004. Where such treasury shares are to be transferred to beneficiaries of conversion and subscription rights who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board. The authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan adopted by the general meeting of shareholders of January 18, 2000 as well as the supplementing and adjusting resolutions adopted by the general meeting of shareholders of May 3, 2001 is available for inspection at the commercial register of Heidelberg as part of the notarial record of said general meeting of shareholders. They are also available for inspection at the offices of SAP AG at Neurottstraße 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.de/hauptversammlung. They will further be available for inspection at the general meeting of shareholders. Copies will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan are further set out in the invitation to the extraordinary general meeting of shareholders of January 18, 2000, which was published in the German Federal Bulletin dated December 9, 1999, and the contents of the supplementing and adjusting resolutions are set out in the invitation to the annual general meeting of shareholders of May 3, 2001, which was published in the German Federal Bulletin dated March 23, 2001.

j)	The shareholders’ subscription rights are excluded to the extent that the Executive Board uses the shares for the purposes set out in subsections e), f), h), or i) above. The shareholders’ subscription rights are further excluded to the extent that the Supervisory Board transfers the shares pursuant to subsections h) or i) above to holders of conversion or subscription rights, as appropriate, who are members of the Executive Board of SAP AG. In addition, subject to the consent of the Supervisory Board, the Executive Board, in the event of a disposal of treasury shares in connection with a public purchase offer to the Company’s shareholders, may exclude the shareholders’ subscription rights in respect of fractional shares.

The authorizations set out above may be exercised once or several times, in whole or in part and in respect of a specific portion of treasury shares acquired.

8.	Resolution on the authorization to use equity derivatives in connection with the acquisition of treasury shares

Under Agenda Item 7 of the general meeting of shareholders of May 6, 2004, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire a total of up to 30 million shares in the Company. It is proposed that the Executive Board be additionally authorized to use, in connection with the repurchase of treasury shares, equity derivatives in the form of put or call options on shares in the Company.

Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

a)	The repurchase of treasury shares by the Company or any dependent group company of SAP AG within the meaning of Section 17 AktG or any third party acting on behalf or for the account of the Company or such dependent group company (hereinafter, “SAP”) by virtue of the authorization resolved by the general meeting of shareholders of May 6, 2004 in respect of Agenda Item 7 may also be effected, in accordance with the terms set out in subsections b) to e) below, using equity derivatives in the form of put or call options on shares in the Company. For such purpose, either (aa) put or call option contracts may be concluded with a financial institution subject to the proviso that such financial institution, upon the exercise of the options, delivers only those shares which it acquired on the stock exchange, subject to the maintenance of the principle of equal treatment (Gleichbehandlungsgrundsatz), at the then current stock exchange price of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange, or (bb) put options may be sold on the stock exchange, or (cc) the conclusion of put or call option contracts may be publicly offered to all shareholders or put option contracts may be concluded with a credit institution or an undertaking within the meaning of Section 53 (1) sentence 1 or Section 53 b (1) sentence 1 or (7) of the German Banking Act (Kreditwesengesetz; “KWG”) (hereinafter, the “Issuing Company”) subject to the obligation to offer the put options to the shareholders for subscription. In the event that, in the case of subsection (cc) above, the offer is oversubscribed, the offer will be prorated; with regard to the conclusion of option contracts, orders pertaining to limited numbers of shares (options in respect of up to 100 shares per shareholder) may be given preferential treatment.

b)	The use of put or call options in connection with the repurchase of treasury shares is subject to the consent of the Supervisory Board. Such consent is not required to relate to individual option contracts. It may be granted generally, i.e. in relation to a specific term or a specific volume.

c)	The term of the put options used in connection with the acquisition of treasury shares may not exceed one year; the final exercise date shall be prior to November 1, 2005. Notwithstanding an additional authorization granted by a subsequent general meeting of shareholders, call options for the purpose of acquiring treasury shares may not be exercised after October 31, 2005.

d)	The admissible purchase price for the acquisition of shares by SAP upon the exercise of the option (hereinafter, the “Exercise Price”) shall be determined as follows:

aa)	In the event that the acquisition of the shares is effected by way of an option contract with a financial institution subject to the proviso that the relevant financial institution, upon the exercise of the options, delivers only those shares which it acquired on the stock exchange, subject to the maintenance of the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange, the Exercise Price per share may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the three trading days prior to the conclusion of the relevant option contract, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof), by more than 10% or fall below said price by more than 20%.

bb)	In the event that put options are sold on the stock exchange, the Exercise Price per share may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the three trading days prior to the sale of the relevant option on the stock exchange, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof), by more than 10% or fall below said price by more than 20%.

cc)	In the event that the conclusion of put or call option contracts is publicly offered to all shareholders or if put option contracts are concluded with an Issuing Company subject to the obligation to offer such options to the shareholders for subscription, the Exercise Price per share may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange between the ninth and fifth trading day prior to the launching of the public offer regarding the conclusion of option contracts or the option purchase offer, respectively, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, respectively, by no more than 20% or fall below said price by more than 20%.

e)	In the event that options are used for the purpose of acquiring treasury shares pursuant to subsection d) (aa), the shareholders shall have no claim as to the conclusion of any such option contracts between them and SAP. In addition, the shareholders shall have no claim as to the conclusion of option contracts pursuant to subsection d) (cc) above to the extent that, with regard to the conclusion of option contracts, any orders pertaining to a limited number of shares will be given preferential treatment. Where options are sold on the stock exchange pursuant to subsection d) (bb) above, the principle of equal treatment is complied with. Upon the acquisition of treasury shares, to the extent that options are used for this purpose, the shareholders will have a claim as to the offer (Andienung) of their SAP shares only to the extent that SAP is required to purchase such shares under any option contracts.

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Reports of the Executive Board concerning Agenda Items 7 and 8

Report of the Executive Board concerning Agenda Item 7

Under Agenda Item 7 of the general meeting of shareholders of May 6, 2004, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company and to either resell or redeem such shares without requiring a further resolution of the general meeting of shareholders. Pursuant to Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the exclusion of the shareholders’ subscription rights in connection with the disposal of treasury shares, which report, constituting an integral part of the present invitation, are also available to the shareholders for inspection at the general meeting of shareholders and, as of the day of the convocation of the general meeting of shareholders, at the offices of the Company. It may also be viewed on the Internet at www.sap.de/hauptversammlung and will be sent to any shareholder upon request:

The Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company. Under such authorization, the Executive Board is to be authorized to acquire, on or before October 31, 2005, up to 30 million shares in the Company. The repurchase may be effected on the stock exchange or by way of a public offer to all shareholders. In this context, it is proposed that shares may also be repurchased by way of an exchange offer to all shareholders.

A public offer to all shareholders to exchange SAP shares for shares in another listed company within the meaning of Section 3 (2) AktG is an attractive alternative solution for the shareholders as compared to a public purchase offer. This will enable the Company to make use of additional alternative approaches so as to identify the optimized structure in respect of a share repurchase in the interests of the Company’s shareholders. In this regard, a specific exchange ratio is to be determined which, however, may be supplemented by way of a cash benefit as an additional purchase price payment supplementing the exchange offer or for the purpose of compensating for any fractional shares.

In the event that the acquisition is effected by way of a purchase or exchange offer to all shareholders, the principle of equal treatment, as in connection with the acquisition of shares on the stock exchange, is to be observed. Should the volume offered at the stipulated price exceed the number of shares requested by the Company, the shares are generally to be allocated according to the percentage of shares held by the selling shareholders.

However, orders pertaining to limited numbers of shares (up to 100 shares per shareholder) may be given preferential treatment. This possibility allows to avoid fractional amounts when determining the conversion ratio and minor remainders of shares and thus to facilitate the technical implementation of the offer.

It is proposed that the Executive Board be authorized to resell the shares on the stock exchange or, by maintaining the shareholders’ subscription rights, to offer the shares to the shareholders for acquisition in connection with a public purchase offer. It is proposed that the Executive Board be authorized to redeem treasury shares without requiring a further resolution of the general meeting of shareholders. In this regard, it is proposed that the Executive Board also be authorized to implement the redemption in accordance with Section 237 (3) no. 3 AktG without any changes to the capital stock. In such event, the redemption of shares is to lead to an increase in the pro rata amount of the capital stock attributable to the remaining shares pursuant to Section 8 (3) AktG.

It is firstly proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in respect of treasury shares acquired, whereby the aggregate number of the shares may not exceed the lower of 10% of the Company’s capital stock as at the time of adoption of the resolution by the general meeting of shareholders of May 6, 2004 or 10% of the Company’s capital stock as at the time of the disposal of the shares, provided that the shares are sold against payment in cash at a price which is not substantially below the stock exchange price of the Company’s share during the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange. The statutory basis of this exclusion of the shareholders’ subscription rights is Section 71 (1) no. 8 in conjunction with Section 186 (3) sentence 4 AktG. A possible deduction from the applicable stock exchange price will presumably not exceed 3%, and in no event 5%, of the stock exchange price. The possibility to exclude the shareholders’ subscription rights is designed to place the Executive Board in a position to selectively issue shares to financial investors in order to ensure, by way of market-oriented pricing, the highest possible disposal amount and thus an optimized strengthening of the equity base. This will allow to obtain, due to the increased flexibility in implementing measures without delay, a higher inflow of funds as compared to a public purchase offer to all shareholders by maintaining the shareholders’ subscription rights. It is true that Section 186 (2) sentence 2 AktG, as amended by virtue of the German Transparency and Disclosure Act, now allows the publication of the subscription price by no later than three days prior to the expiry of the subscription period. In light of the volatility on the stock markets, however, this involves a market risk, in particular a price change risk, for several days, which may lead to the deduction of safety margins in connection with the determination of the selling price and, therefore, to conditions which are not “near market”. In addition, the Company, if it granted subscription rights, would not be in a position to react to favorable market conditions at short notice due to the term of the subscription period. In light of the reasons set out above, the proposed authorization is in the interest of the Company and its shareholders. Since the selling price for treasury shares to be granted will have to be determined by reference to the stock exchange price and the scope of the authorization is limited, the interests of the shareholders are adequately attended to. In addition, the shareholders intending to maintain their participation ratios have the opportunity to acquire the required number of shares on the stock exchange.

It is further proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to transfer the treasury shares acquired to any third party as consideration in connection with the acquisition of any enterprises or any parts thereof or interests therein. In this context, it is proposed that the shareholders’ subscription rights be equally excluded. SAP has to cope with international competition. Thus, the Company must always be in a position to act promptly and flexibly in the national and international markets in the interest of its shareholders. This also includes the option to acquire any enterprises or parts thereof or interests therein with a view to enhancing the Company’s competitive position. In individual cases, the best possible way of implementing this option, in the interest of the shareholders and the Company, may consist in acquiring an enterprise or any parts thereof or interest therein by way of granting shares in the acquiring company. Practical experience shows that the shareholders of companies being attractive in terms of an acquisition often request the delivery of shares in the acquiring company as consideration for the respective sale. In order to be in a position to acquire these companies as well, SAP AG must have the opportunity to grant treasury shares by way of consideration. This is to be implemented, firstly, by means of Authorized Capital II as resolved by the general meeting of shareholders of May 3, 2001. Moreover, the Company is to be placed in a position to use treasury shares acquired as consideration for any contemplated acquisitions. In the event that the shareholders’ subscription rights were maintained, the acquisition of enterprises or any parts thereof or interests therein in return for the granting of treasury shares would not be possible, though, and the benefits associated therewith could not be generated in favor of the Company and its shareholders. The Company is currently not contemplating any specific acquisition in respect of which it intends to avail itself of this opportunity. Should any specific opportunities with regard to the acquisition of an enterprise or any parts thereof or interest therein open up, the Executive Board will carefully assess whether it will be reasonable to make use of the authorization concerning the granting of treasury shares. It will do so only if it arrives at the conclusion that the acquisition of the relevant enterprise or interest therein against the granting of SAP shares is in the reasonable interest of the Company. The Supervisory Board will give its required consent to the use of treasury shares for such purpose only if it arrives at the same conclusion. The Executive Board will report on the details in connection with the use of the authorization to the general meeting of shareholders following any acquisition against the granting of SAP shares.

Furthermore, it is proposed that the Executive Board, subject to the consent of the Supervisory Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board be authorized to grant treasury shares acquired also for the purpose of servicing conversion and subscription rights under the SAP AG 2000 Long Term Incentive Plan and subscription rights under the SAP 2002 Stock Option Plan and to exclude the shareholders’ subscription rights in this regard. The delivery of treasury shares for the purpose of satisfying these subscription rights instead of using the Contingent Capital will in particular contribute to preventing any dilution effects which might otherwise occur. Hence, the exclusion of the shareholders’ subscription rights is also in the interest of the existing shareholders.

The authorizing resolution on the establishment of the SAP 2002 Stock Option Plan adopted by the general meeting of shareholders of May 3, 2002 is available for inspection at the commercial register of Heidelberg as part of the notarial record of said general meeting of shareholders. It is also available for inspection at the offices of SAP AG at Neurottstraße 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.de/hauptversammlung. It will further be available for inspection at the general meeting of shareholders. A copy will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP 2002 Stock Option Plan are further set out in the invitation to the annual general meeting of shareholders of May 3, 2002, which was published in the German Federal Bulletin dated March 22, 2002.

The authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan adopted by the general meeting of shareholders of January 18, 2000 as well as the supplementing and adjusting resolutions adopted by the general meeting of shareholders of May 3, 2001 is available for inspection at the commercial register of Heidelberg as part of the notarial record of said general meetings of shareholders. They are also available for inspection at the offices of SAP AG at Neurottstraße 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.de/hauptversammlung. They will further be available for inspection at the general meeting of shareholders. Copies will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan are further set out in the invitation to the extraordinary general meeting of shareholders of January 18, 2000, which was published in the German Federal Bulletin dated December 9, 1999, and the contents of the supplementing and adjusting resolutions are set out in the invitation to the annual general meeting of shareholders of May 3, 2001, which was published in the German Federal Bulletin dated March 23, 2001.

Finally, it is proposed that the Executive Board, subject to the consent of the Supervisory Board, be authorized to exclude the shareholders’ subscription rights in respect of fractional shares in the event of a disposal of treasury shares by way of a purchase offer to the Company’s shareholders. The exclusion of the shareholders’ subscription rights in respect of fractional shares is required in order to ensure the technical implementation of the delivery of treasury shares acquired by way of a purchase offer to the shareholders. The fractional amounts in respect of shares excluded from the shareholders’ subscription rights will be used either by sale on the stock exchange or in any other suitable manner so as to further the Company’s interests.

In light of the above, the Executive Board and the Supervisory Board consider the exclusion of the shareholders’ subscription rights in the aforementioned cases to be legitimate and reasonable for the shareholders.

Report of the Executive Board concerning Agenda Item 8

Under Agenda Item 8 of the general meeting of shareholders of May 6, 2004, the Executive Board and the Supervisory Board propose that the Executive Board be additionally authorized to use, in connection with the repurchase of treasury shares, equity derivatives in the form of put or call options on shares in the Company. The Executive Board submits the present report for the purpose of setting forth the reasons for the use of equity derivatives in connection with the acquisition of treasury shares, which report, constituting an integral part of the present invitation, is also available to the shareholders for inspection at the general meeting of shareholders and, as of the day of the convocation of the general meeting of shareholders, at the offices of the Company. It may also be viewed on the Internet at www.sap.de/hauptversammlung and will be sent to any shareholder upon request:

1.  Purpose of the authorization to use equity derivatives

Under Agenda Item 7 of the general meeting of shareholders of May 6, 2004, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire up to 30 million shares in the Company. In addition to said authorization, the Executive Board and the Supervisory Board, under Agenda Item 8, propose that the Executive Board be authorized, subject to the consent of the Supervisory Board, which consent may be granted generally, i.e. in relation to a specific term or a specific volume, to use equity derivatives in the form of put and call options in connection with the repurchase of treasury shares. This will enable the Company to make use of additional alternative approaches so as to identify the optimized structure in respect of the repurchase of shares. In this regard, the Executive Board intends to use put and call options only in addition and supplementary to traditional repurchase and only to repurchase a minor portion of the total number of treasury shares available for acquisition by means of such equity derivatives.

Under a put option, the writer is obligated to purchase a predetermined number of shares at a predetermined price (exercise price). In return, said writer receives an option premium. The exercise of the put option is financially reasonable for the relevant beneficiary if the price of the subscribed share is below the exercise price, as the beneficiary may then sell the shares to the writer at the higher exercise price.

When purchasing a call option, the purchaser, in return for the payment of an option premium, is granted the right to purchase a predetermined number of shares at a predetermined price (exercise price) from the writer of the option. The exercise of the call option is financially reasonable for the relevant beneficiary if the price of the subscribed share is above the exercise price, since the beneficiary may then purchase the shares from the writer at the lower exercise price.

The use of put and call options in connection with the repurchase of shares is intended to enable the Company to make use of lower share prices and to thus reduce the Company’s expenses.

Put options may be sold, for instance, if the Company, in the event of a low SAP share price, intends to repurchase treasury shares but is not certain as to the best time for repurchase, i.e. the point in time of the most favorable SAP share price. In such event, the Company may profit from selling put options with an exercise price below the SAP share price at the time of the sale of the put option. In return for the obligation to purchase a predetermined number of treasury shares at a predetermined price (exercise price), the Company will receive an option premium. In addition to the collection of the option premium, the use of put options is also advantageous as, firstly, the repurchase (as opposed to instantaneous repurchase) will be made at a lower price level and, secondly, the purchase price will be due for payment upon the exercise of the option only, i.e. liquidity will flow off with a time lag.

The following example may help illustrate this mechanism: Assuming that the SAP share price amounted to 90 at the time of the sale of the put option, the exercise price of the put option was € 80 and the option premium payable was 4.50 per put option, the following would apply: If, e.g., the price of the SAP share amounted to € 70 after three months and the option was exercised accordingly, SAP would have to purchase the shares at 80, which would result in an outflow of funds in the amount of € 75.50 (purchase price less option premium). As compared to an instantaneous purchase at the time the option is issued (€ 90), the amount saved in connection with the acquisition will be 14.50. Assuming that the price was 110 after three months, the option would not be exercised and SAP would not have to purchase any shares; SAP, however, would collect the option premium of 4.50. If, however, such treasury shares are required for the purpose of servicing, for instance, subscription rights under stock options by way of treasury shares instead of the issue of new shares from contingent capital, the Company would in this case have to purchase the shares at € 110.

Although the use of put options involves the risk of whether or not a repurchase is actually effected and, associated therewith, the risk that the Company will have to purchase the shares at a price which is above the stock exchange price at the time the put option is issued, the Executive Board, in agreement with the Supervisory Board, is convinced of the benefits connected with the use of put options supplementary to traditional share repurchases.

It is further proposed that the Executive Board be authorized to use call options in connection with the repurchase of shares. This may be reasonable, for instance, if the Company intends to service subscription rights under stock options by means of treasury shares instead of issuing new shares from contingent capital. For said purpose, the Company will be able to purchase sufficient treasury shares when share prices are low. It may also, however, purchase call options in return for the payment of an option premium, and thus hedge against an upward movement in share prices. This may be expedient, in particular, if at any time during a period of favorable share prices, it is not foreseeable in what scope subscription rights will be exercised and treasury shares will be required for their servicing. The advantages of this mechanism do not only reside in liquidity flowing off upon the exercise of the call options by SAP only, but also in the fact that the Company will have to purchase only as many shares as will actually be required for the purpose of servicing subscription rights.

2.  Equity derivatives available for use

In connection with the purchase of treasury shares, it is proposed that the Company or any dependent group company of SAP AG within the meaning of Section 17 AktG or any third party acting on behalf or for the account of the Company or such dependent group company (hereinafter, “SAP”) be enabled to conclude option contracts with a financial institution. This may be either in the form of a put option with SAP acting as the writer or the acquisition of a call option by SAP from a financial institution acting as the option writer. In both cases, the relevant financial institution, upon the exercise of the relevant option, may deliver only those shares which it acquired on the stock exchange, subject to the maintenance of the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange. In the event that a put option contract is concluded with a financial institution, an obligation to such effect will have to be agreed as part of such contract. Upon the conclusion of a call option agreement, SAP may exercise the option only if it is ensured that the financial institution, upon the exercise of the relevant option, will deliver only those shares which it acquired on the stock exchange, subject to the maintenance of the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange. The obligation of said financial institution to deliver only those shares which it acquired on the stock exchange, subject to the maintenance of the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchanges is intended to ensure compliance with the principle of equal treatment of the shareholders as provided in Section 71 (1) no. 8 sentence 4 AktG.

In the event that the acquisition of the shares is effected by means of a put or call option contract with a financial institution subject to the proviso that said financial institution, upon the exercise of the relevant option, will deliver only those shares which it acquired on the stock exchange, subject to the maintenance of the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange, the shareholders will have no claim as to the conclusion of option contracts with SAP. This is aimed at enabling the management Board to selectively conclude option contracts with financial institutions so as to obtain, based on the use of “near-market” exercise prices and option premiums, the most favorable option conditions available. This will allow to obtain, due to the increased flexibility in implementing measures without delay, the utilization of favorable price developments at short notice and, thus, optimized conditions as compared to a public offer to all shareholders regarding the conclusion of option agreements.

It is further proposed that the Company be enabled, for the purpose of acquiring treasury shares, to sell put options on the stock exchange. Any such option contracts will have to be concluded with a financial institution beforehand, which will introduce the option rights on a stock exchange after relevant certification. Thus, the principle of equal treatment as provided in Section 71 (1) no. 8 sentence 4 AktG will be complied with. The shareholders will be able to acquire the relevant put options on the stock exchange themselves.

Moreover, it is proposed that the Company be enabled to publicly offer to all shareholders the conclusion of put option contracts or call option contracts, respectively. This alternative approach will offer all shareholders the possibility to offer their shares for sale to the Company at a predetermined price as agreed in the option agreement or to collect a call option premium, respectively. Should the shareholders request the conclusion of more option contracts than the Company wishes to conclude, the offer will be prorated. In this regard, it is proposed, with regard to the conclusion of option contracts, to admit preferential treatment of orders pertaining to a limited number of shares. This approach allows to avoid fractional amounts when determining the conversion ratio and minor remainders of shares and thus to facilitate the technical implementation of the offer.

Finally, it is proposed to allow, in accordance with the provisions on the indirect subscription right laid down in Section 186 (5) AktG, to conclude put option contracts with an Issuing Company, i.e. a credit institution or undertaking within the meaning of Section 53 (1) sentence 1 or Section 53 b (1) sentence 1 or (7) KWG subject to the obligation to offer such put options to the shareholders for subscription.

3.  Details on the terms and conditions of the equity derivatives

In detail, the proposal provides for the following mandatory terms and conditions to apply to the options:

a)	The term of the put options used in connection with the purchase of treasury shares may not exceed one year. The longer the term, the higher the probability that the price of the SAP share will unforeseeably deviate from the share price as at the time of the conclusion of the option contract. It is proposed to limit the maximum term so as to preclude excessive deviations. Any such limit will not be required with regard to the call options, as SAP, in its capacity as the beneficiary, will be free to determine the exercise date of the call options; it will exercise those options only if the price of the SAP share at the time of the exercise exceeds the exercise price and such exercise is thus in the interest of SAP.

The final exercise date in relation to the put options must be prior to November 1, 2005, as the repurchase authorization proposed to the general meeting of shareholders of May 6, 2004 will expire on October 31, 2005 and, therefore, the acquisition of treasury shares pursuant to Section 71 (1) no. 8 AktG by virtue of such authorization will not be admissible after said date. For the same reason, it is proposed to generally allow the exercise of call options aimed at the acquisition of treasury shares only on or before October 31, 2005. Where a call option is concerned, however, SAP, in its capacity as the beneficiary, may elect to exercise the option only if and to the extent that a valid repurchase authorization has been granted by the general meeting of shareholders. Therefore, it will not be necessary to provide for a final exercise date prior to November 1, 2005 Instead, it will be sufficient to provide that the call options may not be exercised after October 31, 2005, unless a subsequent general meeting of shareholders resolves upon a new relevant repurchase authorization.

b)	It is proposed that the admissible purchase price per share upon the exercise of the option (hereinafter, the “Exercise Price”), in the event that the acquisition of the shares is made by way of a put or call option contract with a financial institution subject to the proviso that the relevant financial institution, upon the exercise of the options, delivers only those shares which it acquired on the stock exchange, subject to the maintenance of the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange, may not exceed the average stock exchange price of the SAP share on the Frankfurt Stock Exchange during the preceding three trading days, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof), by more than 10% or fall below said price by more than 20%. Thus, SAP, with regard to the purchase price of the shares, will be placed in a position as if it had acquired the shares directly on the stock exchange, since the acquisition authorization proposed to the general meeting of shareholders of May 6, 2004 under Agenda Item 7, in subsection (b) (aa), provides for the same lowest and highest counter-values for the acquisition of treasury shares.

If put options are sold on the stock exchange, it is proposed that the Exercise Price per share may not exceed the average stock exchange price of the SAP share on the Frankfurt Stock Exchange between the three trading days prior to the sale of the relevant option on the stock exchange, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof) by more than 10% or fall below said price by more than 20%. In this regard, SAP will also be placed in a position as if it had acquired the shares directly on the stock exchange.

If the conclusion of put or call option contracts is publicly offered to all shareholders or if put option contracts are concluded with an Issuing Company subject to the obligation to offer the options to the shareholders for subscription, it is proposed that the Exercise Price per share may not exceed the average stock exchange price of the SAP share on the Frankfurt Stock Exchange between the ninth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, respectively, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, respectively, by no more than 20% or fall below said price by more than 20%. Thus, SAP, with regard to the purchase price of the shares, will be placed in a position as if it had acquired the shares under a direct purchase offer to all shareholders released as at the time of the conclusion of said option contract.

Shareholders’ right to offer

In the event of a repurchase of shares by means of put and call options, the shareholders shall have a right to offer only insofar as SAP is obligated to purchase the relevant shares under the options. Otherwise, the use of put or call options in connection with the repurchase of treasury shares would not be possible, and the Company would not be able to generate the benefits associated therewith.

Having carefully weighed the interests of the shareholders and the Company and having consulted with the Supervisory Board with regard to the benefits resulting from the use of put and call options for the Company as set out above, the Executive Board considers the non-granting or restriction of the shareholders’ rights to offer, respectively, to be a reasonable approach.

***

Attendance at the general meeting of shareholders

Shareholders are entitled to attend the general meeting of shareholders and to exercise their voting rights only if they deposit their shares during customary business hours at the Company or at a branch in the Federal Republic of Germany of one of the financial institutions listed below by no later than April 29, 2004 and leave said shares so deposited until the end of the general meeting of shareholders:

–	DZ BANK AG

–	Deutsche Bank Aktiengesellschaft

–	Dresdner Bank Aktiengesellschaft

–	Bayerische Hypo- und Vereinsbank Aktiengesellschaft

–	BHF-BANK Aktiengesellschaft

–	Commerzbank Aktiengesellschaft

Deposit at one of the institutions listed above is also considered to have been duly effected if, with the consent and on behalf of a depositary institution, the shares are deposited with another financial institution and blocked until the end of the general meeting of shareholders.

The shares may also be deposited with a German notary public or a securities clearing and deposit bank. In this case, we ask that a certificate issued by the notary public or the securities clearing and deposit bank be submitted to our Company by no later than April 30, 2004.

The admission tickets issued on the basis of the deposit will serve the shareholders as identification for the exercise of their voting rights.

Voting by proxy

Shareholders may appoint a proxy, for example their deposit bank, a shareholders’ association, or a private individual of their choice, to exercise their voting rights at the general meeting of shareholders.

We offer our shareholders the opportunity to vote by proxy at the general meeting of shareholders by Company designees bound by their instructions. Relevant authorizations and instructions may be given in writing or online at www.sap.de/hauptversammlung in accordance with the procedures determined by the Company. Such authorizations and instructions may still be given or modified online during the general meeting of shareholders until the commencement of the voting procedure.

The details regarding the exercise of voting rights by proxy are set out in the documents which will be sent to the shareholders.

Live transmission of the general meeting of shareholders on the Internet

All shareholders of SAP AG and the interested general public may follow the entire general meeting of shareholders on May 6, 2004 from 10:00 a.m. live on the Internet. Unrestricted online access to the live transmission will be possible via www.sap.de/hauptversammlung. The opening by the chairman as well as the speech by the Executive Board spokesman (Vorstandssprecher) will also be recorded and available after the general meeting of shareholders.

Shareholder motions and appointment proposals

Counter-motions regarding the proposals of the Executive Board and the Supervisory Board on any specific Agenda Item as well as proposals regarding the appointment of the auditor may be addressed to:

SAP AG
Investor Relations
Neurottstraße 16
D-69190 Walldorf
Facsimile: +49/ 62 27/ 7- 4 63 31

or by e-mail to: investor@sap.com

Any motions and appointment proposals transmitted to addresses other than the above will not be considered. We will publish any shareholder motions and appointment proposals requiring public access, including the name of the shareholder concerned, the relevant reasons and, if appropriate, a statement by the Executive Board/Supervisory Board on the Internet at

www.sap.de/hauptversammlung

In accordance with Section 126 (1) AktG, all motions and appointment proposals in relation to the Agenda Items submitted by April 22, 2004, 24:00 hrs., will be considered.

Publication of the invitation

The invitation has been published in the electronic German Federal Bulletin dated March 26, 2004.

Walldorf, March 2004

SAP Aktiengesellschaft

Systeme, Anwendungen, Produkte
in der Datenverarbeitung

The Executive Board

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